UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2018

 Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Lima, September 20, 2018

Messrs.,
Superintendencia del Mercado de Valores – SMV
Present. -

Dear Sirs:

A Peruvian journal published, on August 17th, 2018, an article by which they informed that Graña y Montero Petrolera S.A. (“GMP”), a subsidiary of Graña y Montero S.A.A., was seeking to sell part of its stake in certain oil wells located near the city of Talara, Piura, Perú (the “Wells”).

The article contained certain inaccuracies that we clarified through a public notice addressed to the Superintendencia Nacional de Valores, the Peruvian securities regulator, which we filed on the same date on which the article was published.

In the public notice, we stated certain facts including, but not limited to, the following:

1.	We are currently considering engaging with a partner to jointly conduct drilling activities in the Wells;
2.
As of the date hereof, we have not received any binding offer from any potential partner and therefore, we are uncertain of the terms of any partnership that might arise,  if any such resulting transaction would have a material impact in our financial results or whether we would enter into any partnership at all; and

3.	GMP is in compliance with all of its material obligations with respect to the Peruvian state assumed under the license agreement by which it acquired the right to exploit the Wells.

Sincerely,

____________________
/s/ Luis Francisco Diaz Olivero
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.

By: /s/ LUIS FRANCISCO DIAZ OLIVERO
Name: Luis Francisco Diaz Olivero
Title: Stock Market Representative
Date: September 20, 2018